

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2012

Via E-mail
Yasmeen Savji, President
Quorum Corp.
KSC House
Mama Ngina Street 11th Floor
P.O. Box 30251-00100
Nairobi, Kenya

> **Re: Quorum Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 18, 2012**
> **File No. 333-183870**

Dear Ms Savji:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. The description of your business throughout your prospectus requires significant revision. It appears from your disclosures that you have no sales or revenues, your website is currently non-operational, you are therefore currently unable to offer services, and you

have no customers or registered members. However, you describe your business as if you have current members, services and revenues. For instance, you state in your risk factor disclosures on page 9 that you intend to "increase" your registered members, "avoid interruptions" in service, "continue to earn … our members' trust," and the like. Please revise your risk factors, as well as your disclosure throughout the prospectus, so that it is clear from your statements that you have no operating history in implementing your business model and to ensure that your disclosure accurately describes your development stage business.

Cover Page

3.   Please include a clear statement that this offering constitutes the initial public offering of your common stock.

4.   The cover page should be limited to the matters specific in Item 501 of Regulation S-K. Please tell us how the last sentence that begins "Therefore, there are no companies…" in the fourth paragraph of the cover page is responsive to Item 501 or consider removing the statement from the cover page.

5.   Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company. In addition include risk factor disclosure describing for potential investors your limited reporting obligations as an emerging growth company and the related risks posed to investors. In this regard, we note your disclosure on pages 5 and 6 of your prospectus summary. You should also consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Prospectus Summary

Our Business, page 5

6.   Revise your prospectus summary and your document throughout to provide a detailed description of the operations of your wholly-owned subsidiary, Cheswick Holding Limited. You should also inform potential investors in your prospectus summary that your entire operations will be conducted through this subsidiary.

7.   You state on page 5 that you are not a "shell company." It appears that your business meets the definition of a shell company. Please provide us with your analysis as to how you determined that you are not a shell company or remove the statement that you are not a shell company.

Risk Factors

If we are unable to attract, train and retain highly qualified personnel…, page 9

8.   This risk factor should be tailored to the facts and circumstances of your business. Since you currently have no employees or customers, please revise the risk factor, and your document throughout, so that your disclosure accurately reflects the present status of your business.

"We may not timely and effectively scale…." Page 10

9.   Please revise this risk factor consistent with our comment immediately above. In addition, tell us whether you have a back-up data center and how you could have experienced website disruptions "due to an overwhelming number of users" given your development status and the fact that you do not have an operational website. Alternatively, please revise this revise this risk factor, or remove it, as appropriate.

Our growth depends in part on the success…, page 14

10.   Although you state that you depend on relationship with third parties with whom you have agreements, we note that you have not filed any material contracts. Please tell us whether any of the agreements to which you refer in this risk factor are material agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Please note that material terms of your material agreements should be briefly described in the business section or elsewhere in your prospectus, as appropriate.

Risks Related to the Ownership of Our Stock, page 16

Because we have elected to use the extended transition period…, page 16

11.   Please revise your discussion regarding the extended transition period for complying with new or revised accounting standards to refer to Section 107(b)(1) of the Jumpstart our Business Act.

Description of Business

Overview, page 26

12.   Provide disclosure regarding the formation, including the date of incorporation, the development and current operations, of your wholly-owned subsidiary through which all of your operations are conducted.

Government Regulation, page 27

13.   Expand your disclosure to discuss in material detail the laws and regulations of Kenya
        governing foreign-owned companies. Among other matters, your disclosure should
        address any restrictions by the Kenyan government on foreign ownership, any
        compliance requirements of the Kenyan subsidiary and any restrictions on the transfer of
        funds from the Kenyan operating company to the Nevada corporation for the payment of
        dividends to your shareholders or otherwise. It may be useful to address Kenyan and
        U.S. governmental regulations under separate subheadings.

14.   We note discussion in the risk factors regarding compliance with United Nations
        Guidelines regarding the use of personal information (page 11) and potential changes in
        U.S. tax legislation (page 15), though these matters are not addressed in this section.
        Please revise your disclosure here to include a materially complete discussion of the
        relevant government regulations to which your business is subject.

Management's Discussion and Analysis of Financial Position and Results of Operations

Liquidity and Capital Resources, page 40

15.   Please revise to disclose the minimum number of months that you will be able to conduct
        your planned operations using currently available capital resources. Provide appropriate
        risk factor disclosure.

Plan of Operations, page 40

16.   Revise your plan of operations discussion to provide a more detailed description of the
        actions and timing of your planned operations over the next 12 months toward the
        development, completion and execution of your business plan. Explain how long it will
        take to complete development and marketing of your product, when you expect to begin
        offering your product and when you expect to begin generating revenues from such
        product.

Recent Sales of Unregistered Securities, page 50

17.   You state the unregistered sales were issued in reliance upon an exemption from
        registration pursuant to Section 4(2), Regulation S or Regulation D. Revise to specify for
        the 2011 and 2012 transactions which exemptions were relied upon. Where you rely on
        Section 4(2) and/or Regulation D, describe the facts and circumstances which made those
        exemptions available. To the extent you relied on Regulation D for any unregistered
        sales, we note that you have not filed a Form D with the Commission. Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Kathleen Collins, Accounting Branch Chief at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3457 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Michael J. Morrison, Esq.